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                               eB2B Commerce, Inc.
                               29 West 38th Street
                            New York, New York 10018

                                               November 19, 1999

Steven L. Vanechanos, Jr.
Chief Executive Officer
DynamicWeb Enterprises, Inc.
271 Route 46 West
Building F, Suite 209
Fairfield, NJ 07004

            Re: Amendment No. 1 to Letter Agreement - Merger of eB2B Commerce, Inc. with DynamicWeb Enterprises, Inc.

Dear Mr. Vanechanos:

      This letter shall serve as Amendment No. 1 to the Letter Agreement (the "Letter Agreement") between eB2B Commerce, Inc. ("eCom") and DynamicWeb Enterprises, Inc. (the "Company"), dated November 10, 1999, by which the parties set forth the terms upon which eCom proposes to merge with and into the Company. Unless otherwise defined herein, the terms used in this Amendment No. 1 ("Amendment") have the meanings assigned in the Letter Agreement.

1 Amendment of Section 1.1. The parties agree that Section 1.1 of the Letter Agreement, captioned "Conversion of Shares" is hereby deleted in its entirety, and replaced with the following provision:

      "Conversion of Shares. Immediately prior to the closing of the Transaction, the Company's outstanding capital stock will be comprised of approximately 5,000,000 shares (but in no event shall there be more than 5,400,000 shares) of common stock (inclusive of the conversion of all outstanding Series A and Series B Preferred Stock, and assuming the conversion of all other warrants, options or other convertible instruments). The Company will issue shares of its common stock (preferred stock, warrants, options or other securities convertible into common stock) equivalent to an aggregate amount of not less than 25 million shares of common stock in exchange for all of the outstanding shares of common stock (preferred stock, warrants, options or other securities convertible into common stock) of eCom (including the preferred stock and warrants issued by eCom in connection with the private placement of eCom's securities referred to below). In addition, (i) for each outstanding share of common stock of the Company (or common stock equivalent) in excess of 5,000,000 shares, the Company shall issue to eCom stockholders five (5) additional shares of its common stock in connection with the Transaction, and (ii) in the event eCom receives in excess of $15 million in gross proceeds from the private placement of its securities, for each additional dollar in excess





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      of the $15 million gross proceeds received by eCom, the Company will issue to eCom stockholders .484 of a share of its common stock and a warrant to purchase .242 of a share of the Company's common stock at an exercise price of $2.06 per shares (subject to appropriate adjustment as may be required by (i) above. In furtherance of the foregoing, as a condition precedent to the closing of the Transaction, the Company will provide eCom with evidence of the agreement of the holders of the Company's outstanding Series A and Series B Preferred Stock (the "Preferred Holders") to (i) convert their holdings to the Company's common stock as of the closing of the Transaction, and (ii) enter into the Lock-Up Agreement with the modifications and provisions acceptable to eCom."

2 Amendment of Section 1.2. The parties agree that Section 1.2 of the Letter Agreement, captioned "Directors and Officers" is hereby deleted in its entirety, and replaced with the following provision:

      "Directors and Officers. The directors and officers of eCom in office at and as of the date of the closing of the Transaction will remain the directors and officers of the Surviving Corporation (retaining their respective positions and terms of office except for the current Chief Technology Officer who shall change positions upon the closing of the Transaction). One additional member of the Board of Directors of the Surviving Corporation will be Steven L. Vanechanos, Jr. For a period of two years from the date of the closing of the Transaction, the Surviving Corporation, acting through its Board of Directors and in accordance with its Certificate of Incorporation, By-Laws and applicable law, shall recommend in its proxy statement for each annual or special meeting of stockholders, at which directors shall be elected, and shall nominate at each such subsequent stockholders meeting, as part of the management's or the Board of Directors' slate for election to the Surviving Corporation's Board of Directors, Steven L. Vanechanos, Jr. as a member of the Board of Directors. All shares for which the Surviving Corporation's management or Board of Directors holds proxies (including undesignated proxies) shall be voted in favor of the election of Steven L. Vanechanos, Jr."

3 Replacement of Section 4. The parties agree that Section 4 of the Letter Agreement, captioned "Break-up Fee," is hereby deleted in its entirety, and replaced with the following provision:

      "Break-up Fee. If the Company either withdraws from or terminates this Agreement (other than by reason of mutual agreement by both parties to terminate this Agreement) then, within 30 days of such event, the Company will pay to eCom the sum of $500,000 as liquidated damages, provided however, no such liquidated damages shall be due and payable in the event eCom does not proceed to close the Transaction solely as a result of the failure of the Preferred Holders to agree to convert their securities to common stock as of the closing of the Transaction and/or enter into the Lock-Up Agreement; and, provided further, if prior to such date, the Company receives an unsolicited offer to participate in a Transaction which would result in a 'change of control' of the Company, and the Company subsequently accepts such offer, the Company will pay eCom the sum of $500,000 as liquidated damages within 30 days of the acceptance of the offer. In the event the liquidated damages described in the previous sentence are not paid within 30 days of the due date, the $500,000 due to eCom will be convertible, at the discretion of eCom, into 750,000 shares of the Company's common stock issuable immediately upon written notice to the Company to that effect."





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4 Amendment of Section 6. The parties agree that the last sentence of Section 6 of the Letter Agreement, captioned "Definitive Agreement," is hereby amended by replacing the date reference "November 15, 1999" with the date "November 23, 1999."

5 Additional Provisions. The parties agree that the following provisions are hereby added to and are deemed part of the Letter Agreement:

      5.1 Employment Terms for Steven L. Vanechanos, Jr.. The parties agree that upon the closing of the Transaction, Steven L. Vanechanos, Jr. ("SLV" for purposes of this Section) will be employed by the Surviving Corporation as its Chief Technology Officer. The principal terms of such an employment relationship will be set forth in an employment agreement between the Surviving Corporation and SLV to be entered into upon the closing of the Transaction. The principal terms the employment agreement are as follows: (i) term of two years, (ii) annual compensation comprised of base salary of $170,000, and a minimum guaranteed annual bonus of $40,000, with $20,000 of such sum paid in four quarterly $5,000 installments during each year, and the balance paid within 90 days of the end of each year, (iii) four weeks of vacation annually, and (iv) severance pay equal to two years of base compensation, paid in accordance with normal payroll procedures, in the event the Surviving Corporation terminates the employment of SLV without "cause" prior to the end of the term. The definition of the term "cause" will be the same definition as that set forth in the employment agreement between eCom and Peter Fiorillo, dated December 1, 1998. The form of the employment agreement between the Surviving Corporation and SLV shall be reasonably acceptable to the parties.

      5.2 Terms of Indemnification to be Provided by Steven L. Vanechanos, Jr. The parties agree that Steven L. Vanechanos, Jr. ("SLV" for purposes of this Section) will enter into an indemnification agreement with eCom upon the closing of the Transaction. The principal terms of the indemnification agreement are as follows: (i) SLV will indemnify and hold harmless the Surviving Corporation and its affiliates from any damages incurred as a result of any material breach or inaccuracy of any representation or warranty of the Company if, at the time such representation or warranty was made any member of the "Knowledge Group" (the "Knowledge Group" will be comprised of SLV and James D. Conners, (the Company's president and chief operating officer) had actual knowledge of such misrepresentation; (ii) the representations and warranties of the Company will survive for the period from the date of the Merger Agreement until the conclusion of the first annual audit of the Surviving Corporation following the closing of the Transaction, (iii) no claim for indemnification will be made by the Surviving Corporation and no indemnification shall be due until such time as the damages incurred by the Surviving Corporation exceeds $250,000, in which event the Surviving Corporation shall be reimbursed only for the damages incurred by the Surviving Corporation in excess of $250,000 up to a maximum amount equal to the value of the "SLV Shares" (as defined below). Any claim for indemnification made by the Surviving Corporation may be satisfied by SLV by surrendering such number of SLV Shares as are equal in value to the claim or in cash. For purposes of this Agreement the "SLV Shares" means the shares of the Surviving Corporation owned by SLV, which are to be held in escrow pursuant to the terms of a separate escrow agreement for a term as set forth in the Indemnification Agreement, and the value of such shares shall be the average of the closing bid prices for the shares of the Surviving Corporation's common stock as reported upon the principal stock exchange where such shares are traded for the 10 days immediately preceding and the 10 days immediately succeeding the date of the resolution of any claim by the Surviving Corporation for any such indemnification.





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      5.3 Representations Concerning Interworld Technology. The Definitive
Agreement will contain representations regarding the "Interworld Commerce Exchange Software" licensed by eCom from Interworld Corporation (the "Interworld Software"). The representations will include representations to the effect that
(i) the Interworld Software can operate on a Solaris (Unix) Platform with an Oracle database, and an Apache Web Server platform, and (ii) eCom has the right to integrate additional software applications with the Interworld Software which will operate in conjunction with the Interworld Software. Such rights do not include the right to modify, enhance or change the source code of the Interworld Software.

6 Agreement to Remain in Full Force and Effect. The parties agree that except as modified by the terms of this Amendment, the Letter Agreement shall remain in full force and effect.

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      Please indicate your agreement to the terms set forth in this Amendment by executing the enclosed copy of this Amendment

Very truly yours, eB2B Commerce, Inc.


By: /s/ Peter Fiorillo
    --------------------------------
    Peter Fiorillo
    Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:
This 19th day of November, 1999

DynamicWeb Enterprises, Inc.


By: /s/ Steven L. Vanechanos, Jr.
    --------------------------------
    Steven L. Vanechanos, Jr.
    Chief Executive Officer